EXHIBIT 16.1

KMPG Suite 1500 111 Monument Circle Indianapolis, IN 46204

October 29, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Heritage-Crystal Clean, Inc. and, under the date of February 25, 2008, we reported on the financial statements of Heritage-Crystal Clean, LLC as of and for the years ended December 30, 2006 and December 29, 2007. On October 24, 2008, we were dismissed. We have read Heritage-Crystal Clean, Inc.s statements included under Item 4.01(a) of its Form 8-K dated October 24, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with Heritage-Crystal Clean, Inc.s statement that our dismissal was approved by the Audit Committee of the Board of Directors.

Very truly yours,